UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

FT1 Inc. (d/b/a Fund The First)

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

New York

Date of Organization:

July 24, 2019

Physical Address of Issuer:

2009 Decker Avenue, Merrick, New York 11566

Website of Issuer:

https://fundthefirst.com/

Current Number of Employees:

2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,131,041	$689,675
Cash & Cash Equivalents	$1,008,165	$583,535
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$123,451	$35,991
Cost of Goods Sold	$1,157	$638
Taxes Paid	$647	$0
Net Income	$(148,692)	($211,543)

Table of Contents

FT1 Inc. (d/b/a Fund The First)



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by FT1 Inc., doing business as Fund The First ("**Fund The First**", the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://fundthefirst.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Robert Garland
_____
(Signature)

Robert Garland
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Robert Garland
_____
(Signature)

Robert Garland
_____
(Name)

Director
_____
(Title)

April 27, 2022
_____
(Date)

/s/Michael LaLuna
_____
(Signature)

Michael LaLuna
_____
(Name)

Director
_____
(Title)

April 27, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 27, 2022

FT1 Inc. (d/b/a Fund The First)



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this <u>Exhibit A</u> and <u>Exhibit B</u> therein.

The Company

FT1 Inc., doing business as Fund The First (the "Company"), is a crowdfunding platform for first responders, military and medical professionals, incorporated in New York as a corporation on July 24, 2019. The Company was originally named Fund The First, Inc. and was renamed to FT1 Inc. on October 16, 2019.

The Company is located at 2009 Decker Avenue, Merrick, New York 11566.

The Company's website is https://fundthefirst.com/.

The Company is headquartered and conducts business in New York and sells products and services through the Internet throughout the United States.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Fund The First is the nation's leading verified crowdfunding platform for first responders, military personnel and medical professionals. Our platform offers a full verification model by partnering with ID.me to verify all beneficiaries of crowdfunding campaigns on the platform. Additionally, we perform due diligence and vet each campaign on our platform in an effort to ensure campaign integrity.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population, such as that which occurred with COVID-19, could result in a widespread health crisis that could adversely effect the economies and financial markets of many countries, including the United States where we operate, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 7,634,894 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on service providers to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if service providers do not provide the agreed-upon services in compliance with our, and our customer's, requirements and in a timely and cost-effective manner. Our service providers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two service providers for a particular portion of our offerings.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on our executive officers and directors: Robert Garland, our Chief Executive Director, and Michael LaLuna, our Chief Financial Officer. The Company does not have employment agreements with these executive officers and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any of our executive officers, or any member of the board of directors or key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or Congress may attempt to change the classification of, or change the way that, our online content platforms are regulated and/or change the framework under which Internet service providers are provided safe harbor for claims of copyright infringement, may introduce changes to how digital advertising is regulated and consumer information is handled, and may change the rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

Fund The First is the nation's leading verified crowdfunding platform for first responders, military personnel and medical professionals. Our platform offers a full verification model by partnering with ID.me to verify all beneficiaries of crowdfunding campaigns on the platform. Additionally, we perform due diligence and vet each campaign on our platform in an effort to ensure campaign integrity.

Business Plan

The Company plans to significantly expand its business by increasing crowdfunding campaigns and total funds raised on its platform. Any capital we raise will empower us to expand our marketing, development and operations efforts as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Crowdfunding platform	Providing a trusted platform for our nation's heroes to conduct fundraising campaigns.	First responders, military personnel, medical professionals, their friends, their families, non-profits and businesses alike.

Competition

The markets in which our services are sold are highly competitive. Our products compete against many large and small companies, including well-known competitors. The key competitors in the crowdfunding space are GoFundMe, Fundly, Kickstarter and Indiegogo.

Customer Base

Our customer base consists of two parts. The first part is the individual creating the campaign and the second part are the donors who have an emotional connection to the campaign. Most customers are first responders, military personnel and medical professionals, along with their friends and families, as well as non-profits and supporting businesses.

Supply Chain

The Company uses third party vendors in two primary areas: identity verification and credit card processing. With identity verification, we have a primary relationship with ID.me. The Company has several alternatives, such as Lexis/Nexis, if we were to lose the ability to work with this vendor. For credit card processing, we use Stripe and could switch to other credit card processors if any issue arose with our current solution. We believe that the loss of either of these primary vendors would result in minimal disruption to our business.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6,107,800	Fund The First	Trademark: Standard Character Mark	January 14, 2020	July 21, 2020	USA
6,107,801	Shield Design	Trademark: Design Only	January 14, 2020	July 21, 2020	USA

The Company also has one trademark application pending as of the date of this Offering.

Domain Names

The Company owns the following domain names: "fundthefirst.com", "fundthefirst.org", "fundtheteacher.com", fundtheteachers.com", "fundtheeducator.com" and "fundtheeducators.com".

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Robert Garland	Chief Executive Officer and Director	Fund The First, Chief Executive Officer- 2019-Present New York City Police Department, Detective, 2009-Present	New York Institute of Technology, B.S., Psychology and Criminal Justice, 2008
Michael LaLuna	Chief Financial Officer and Director	Fund the First, Chief Financial Officer, 2019- Present LaLuna, Cohen & Lampert, Tax Partner, 2018-Present Koondel, Cohen & Lampert, Tax Accountant, 2014-2018	New York Institute of Technology, B.S., Accounting, 2008

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, no par value per share (the "**Common Stock**"). At the filing of this Form C-AR, 7,634,894 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,634,894
Par Value Per Share	No par value per share
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$120,356
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $6,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company does not have any debt outstanding.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$550,052	2,263,375	Technology, Marketing and General Working Capital	Various dates between April and June 2020	Reg D Rule 504(b)
Crowd SAFE (Simple Agreement for Future Equity)	$120,356	123	Tec Technology, Marketing and General Working Capital	September 1, 2021	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Robert Garland	2,601,200	34.07%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit B</u>.

Operations

FT1 Inc., doing business as Fund The First (the "**Company**") was incorporated on July 24, 2019 under the laws of the State of New York, and is headquartered in Merrick, New York. The Company was originally named Fund The First, Inc. and was renamed to FT1 Inc. on October 16, 2019.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $150,000 in cash and cash equivalents, leaving the Company with approximately 10 months of runway.

Liquidity and Capital Resources

In September 2021, the Company completed an offering pursuant to Regulation CF and raised $120,356.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 27, 2022

FT1 Inc. (d/b/a Fund The First)



FT1 INC d/b/a FUND THE FIRST

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

DECEMBER 31, 2021

FT1 INC d/b/a FUND THE FIRST

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

DECEMBER 31, 2021

TABLE OF CONTENTS

Page

MB&F

Mayne, Blumstein & Fingold CPAs LLP

Robert W. Mayne, CPA
Dennis P. Fingold, CPA

Wade H. Blumstein, CPA
Lisa M. Capparelli, CPA

To Management
FT1, Inc d/b/a Fund the First
Merrick, NY

Management is responsible for the accompanying financial statements of FT1, Inc d/b/a Fund the First (a C Corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income and stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Emphasis of Matter Regarding Going Concern

As discussed in Note 9, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 9. Our conclusion is not modified with respect to this matter.

Mayne, Blumstein & Fingold CPAs LLP

Mayne, Blumstein & Fingold CPAs LLP
Merrick, New York
April 22, 2022

1

FT1 INC d/b/a Fund the First
Balance Sheet
December 31, 2021

	2021
Current Assets:	
Cash and cash equivalents	$ 1,008,165
Total Current Assets	1,008,165
Intangible Assets	
Intangible Assets, Net	122,876
Total Intangible Assets	122,876
Total Assets	1,131,041
Current Liabilities:	
Accounts Payable	6,709
Due to Beneficiaries	812,321
NY FPL Payable	301
Total current liabilities	819,331
Total Liabilities	819,331
Stockholder's Equity:	
Additional Paid-in Capital	563,497
Safe Notes	120,356
Retained (Deficit)	(372,143)
Total Stockholder's Equity	311,710
Total Liabilities & Equity	$ 1,131,041

See independent accountant's compilation report and accompanying notes to financial statements.

2

FT1 INC d/b/a Fund the First
Statement of Income / (Loss)
For the Year Ended December 31, 2021

	2021
Gross Revenues	$ 123,451
Cost of Revenues	1,157
Gross Profit	122,294
Operating Expenses:	
Sales and Marketing	63,253
General and Administrative	177,746
Total Operating Expenses	240,999
Net Operating Loss	(118,705)
Other Income/(Expenses):	
Interest Income	377
Amortization Expense	(30,364)
Total Other (Expense)	(29,987)
Net Operating Loss	$ (148,692)

See independent accountant's compilation report and accompanying notes to financial statements.

3

FT1 INC d/b/a Fund the First
Statement of Cash Flows
For the Year Ending December 31, 2021

		2021
Cash Flows from Operating Activities:		
Net (Loss)	$	(148,692)
Amortization		30,364
Adjustments to reconcile net (loss) to net cash (used) by operating activities:		
Increase in Accounts Payable	$	6,709
Increase in NYPFL Payable		301
Decrease in Credit Card Payable		(984)
Net Cash (Used) by Operating Activities		(112,302)
Investing Activities		
Payment of Platform Development Costs		(44,200)
Payment of Trademark Legal Fees		(2,900)
Net Cash (Used) by Financing Activities		(47,100)
Financing Activities		
Issuance of SAFEs		120,356
Campaign Funding		463,676
Net Cash Provided by Financing Activities		584,032
Net Increase In Cash and Cash Equivalents		424,630
Cash and Cash Equivalents, Beginning of Year		583,535
Cash and Cash Equivalents, End of Period	$	1,008,165

Supplemental disclosures:
Taxes paid: $647

See independent accountant's compilation report and accompanying notes to financial statements.

4

FT1 INC d/b/a Fund the First
Statements of Stockholder's Equity
For the Year Ended December 31, 2021

	Total Stockholder's Equity
Balance as of January 1, 2021	$ 340,046
SAFE Notes	120,356
Net Income (Loss)	(148,692)
Balance as of December 31, 2021	$ 311,710

FT1 Inc d/b/a Fund the First

Notes to the Financial Statements for the

Year Ending December 31, 2021

NOTE 1 – NATURE OF OPERATIONS

FT1, Inc d/b/a Fund the First (which may be referred to as the "Company", "we," "us," or "our") was registered on October 16, 2019, as a New York corporation. Through its platform, FundtheFirst.com, the Company provides the public with a secure and managed opportunity to support first responders and the military, ensuring that campaign funds raised goes to the right person. The platform combats fraud while providing verified first responders and military members with a trusted place to get needed support. The Company monetizes its network by charging a five percent (5%) fee on each donation that flows through the web platform. The 5% platform fee was removed on January 20th, 2022, the platform now relies on Tip revenue from donors who make contributions towards campaigns on the platform. Additionally, the Company sells merchandise. The Company's headquarters are in Merrick, New York. The Company launched the platform and operations on July 22, 2020.

Since October 16, 2019, (Inception), the Company has relied upon its organizers for funding cash flow through the sale of common stock, to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2021, the Company generated Platform fees of $115,120 and has sustained losses aggregating $359,776. The Company will likely incur additional losses prior to generating net operating income and positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see NOTE 9 below). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) (see Note 7). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

6

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account and online payment platforms. As of December 31st, 2021, the Company had $1,008,165 of cash on hand, respectively.

Receivables and Credit Policy

The Company will sell brand and other advertising on its platform. Trade receivables from advertising customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables will be stated at the amount billed to the customer. Payments of trade receivables will be allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, the Company did not have any accounts receivable.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The company has no fixed assets on its books since inception and; therefore, has had no depreciation expense. The company had intangible assets on its books and incurred $30,364 of amortization expense during 2021.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31st, 2021.

NOTE-3 INTANGIBLE ASSETS

IRS Section 197—Amortization of Goodwill and Certain Other Intangibles: this section relates to certain intangible assets acquired after August 10, 1993 and assets held in connection with the conduct of a trade or business or an activity described in Section 212. Section 197(a) provides that a taxpayer is entitled to an amortization deduction over a 15-year period beginning with the month in which the intangible was acquired. As of December 31, 2021 the company currently has Intangible Assets with an aggregate gross carrying amount of $164,003 and an aggregate amortization expense for the year ending December 31, 2021 of $30,364.

Intangible assets on December 31, 2021, consisted of the following:

Fundraising Legal Fees	$9,844
Platform Development Costs	151,823
Trademarks	2,336
Accumulated Amortization	41,127
Total	$122,876

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

9

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31st, 2021, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31st, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by managing fund raising campaigns on behalf of individuals wishing to make donations to selected beneficiaries, selling merchandise and receiving contributions from participant to platform mission. The Company's payments are five percent (5%) of campaign funds raised through the platform. In addition, revenue will be generated from brand advertising on the platform. For the year ending December 31, 2021, the Company recognized $132,891 in revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $63,253 respectively, for the year ended December 31st, 2021.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We will be evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We will be evaluating the effect that the updated standard will have on the financial statements and related disclosures. In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – TRADEMARK AND ORGANIZATIONAL COSTS
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. However, due to continuing value generated therein, certain costs totaling $12,180 have been capitalized and commencing on January 1, 2021, will be amortized over a five-year period.

NOTE 5 – RELATED PARTY
From time to time the Company may take advances from its organizers and founders. As of December 31, 2021, the balance of the advances from related parties was $0. Advances bear no interest nor have a specified maturity date.

NOTE 6 – INCOME TAXES

The Company files its income tax returns on the accrual basis and prepares its financial statement on the basis of Generally Accepted Accounting Principles. Certain timing differences may exist as to the accounting methods applied for trademarks and organization expenses and the development of the software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences. The Company is taxed as a C corporation.

NOTE 7 – EQUITY

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $114,697. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation ("Equity Financing").

Common Stock

The holders of the Company common stock have voting, dividend and liquidation rights. The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders. The number of authorized shares of Common Stock may be increased or decreased by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding share of capital stock of the Company entitled to vote. There is no cumulative voting. For additional information see the Shareholder Agreement dated December 5, 2019.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 9 – GOING CONCERN-SUBSTANTIAL DOUBT ALLEVIATED

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and has incurred net losses since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 - COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results. However, the company has not experienced any material adverse impact and grew seven-fold in 2020.

adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results. However, the company has not experienced any material adverse impact and grew seven-fold in 2020. Management has evaluated that these factors show that the company operations are not directly impacted by the pandemic.

NOTE 11 – CROWDFUNDING OFFERING

Effective as of March 4, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, a Delaware limited liability company. FT1, Inc d/b/a Fund the First together with Republic, pursuant to which FT1,Inc d/b/a Fund the First will prepare and launch a Regulation Crowdfunding securities-offering facilitated by Republic on a website owned by OpenDeal Inc, and hosted by Republic Core LLC (collectively, the "Portal"). FT1, Inc d/b/a Fund the First seeks to complete an offering of the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF), of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,070,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum by the offering deadline. The offering closed in September 2021 and is no longer ongoing as of April 22, 2022 the date financial statements were available to be issued.

Management's Evaluation

Management has evaluated subsequent events April 22, 2022, the date financial statements were available to be issued. Based on this evaluation no additional material events were identified which require adjustment or disclosure in the financial statements.